Filed by Hewitt Associates, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement

on Form S-4: 333-168320

From:	Greg Case
To:	All Aon and Hewitt Associates
Subject:	Announcing Senior Leadership Appointments for Aon Hewitt Post-Close
Date:	August 26, 2010

It is hard to believe that it has been just over a month since Aon Consulting and Hewitt announced our plans to come together. Our senior leadership teams have been hard at work getting to know each other and our respective businesses. These insights are helping them to develop a compelling plan to guide our future. Knowing the talent and dedication of these two teams, I am extraordinarily excited about what our combined enterprise will accomplish as Aon Hewitt. One of the most frequent questions I am asked is, “When will we know who is leading each part of the business?” I am pleased that we are far enough along in the regulatory approval process that I am able to announce the first level of the Aon Hewitt leadership team.

Chairman and CEO of Aon Hewitt

As announced earlier, Russ Fradin, current Chairman and CEO of Hewitt, has agreed to become the Chairman and CEO of Aon Hewitt at closing. The continuity of Russ’ strong leadership is an important part of the story for clients, associates, and investors. Russ has led a remarkable transformation since joining Hewitt four years ago. He led the team to deliver impressive financial results even in the face of a global recession—improving client satisfaction and associate engagement levels at the same time. Russ will be joining the Aon Executive Committee—the senior leadership team providing counsel to me on the overall strategy and direction for Aon Corporation. He will continue to be located in Lincolnshire, with a satellite office at the Aon Center in Chicago, so he can regularly interact with leaders across the company. He is fully committed to a successful integration that takes full advantage of the unique and distinct capabilities of both Aon and Hewitt.

Aon Hewitt’s Senior Leadership

Given the exemplary talent represented on both of our teams, leadership selection decisions have not been easy. As a group, Russ’ direct reports will bring a strong global orientation to decision-making. They have each cultivated deep and trusted relationships with many of our most important clients that we can build on to achieve our growth aspirations. And, they possess an impressive depth of experience delivering the broad range of services we bring to market. Our firms share a set of guiding principles around client focus, teamwork, innovation, results, and values. While we may use slightly different words, it is clear we are aligned on the core behaviors and expectations we have for our leaders and I can assure you that this group of leaders fully embodies these principles. We will continue to use these principles as our guide as we move on to design the new organization and the broader leadership team.

Business Segment Leaders

Aon Hewitt will consist of three global businesses: HR Consulting, Benefits Administration, and HR Business Process Outsourcing. The following leaders will report to Russ and have responsibility to build and deliver on the full potential of the new Aon Hewitt.

•

Baljit (Bal) Dail will become CEO of our Consulting business. He is currently the CEO of Aon Consulting and COO of Aon Benfield. In their current roles as heads of their respective consulting businesses, Eric Fiedler, Kathryn Hayley, and Yvan Legris are working closely with Bal to identify the global leadership team for Aon Hewitt Consulting. The team will be comprised of both regional and global practice leaders.

•	Kristi Savacool will become CEO of our Benefits Administration business. She is currently Senior VP of Large Market Benefits Outsourcing for Hewitt.

•	Jim Konieczny will become CEO of our HR Business Process Outsourcing (BPO) business. He is currently President of HR BPO for Hewitt.

Functional Leaders

An exceptional group of functional leaders will support the business. This group will have dual reporting relationships to both Russ and their aligned corporate Aon leader.

•	Greg Besio is leading the overall Aon Hewitt integration. He is currently Aon’s Chief Administrative Officer.

•	Scott Ordway will become the CFO of Aon Hewitt. He is currently VP of Finance and Operations for Aon.

•	David Baruch will become the CIO of Aon Hewitt. He is currently the CIO of Hewitt.

•	Neela Seenandan will become Global Head of HR for Aon Hewitt. She is currently Global Head of HR for Aon Benfield.

•	Mark Sproat will become the General Counsel of Aon Hewitt. He is currently the Associate General Counsel for Hewitt Outsourcing.

Leader Transitions

As is typical in a merger of this size, some valued leaders will transition to new roles and others will pursue opportunities on the outside once the transaction is complete. Most of these decisions will be made post-close, but I can share a few of these transitions now.

We have asked Tracy Keogh, Hewitt’s Senior VP of Human Resources, to take a senior position with the Aon Corporate Human Resources leadership team reporting to Jeremy Farmer, Aon’s Global Head of HR. In her new role, she will work closely with senior Aon leaders to achieve the full potential of Aon United—creating a rewarding and compelling people proposition that allows us to continue to attract and retain the best team in the industry.

Vince Coppola, Hewitt Consulting’s Chief Operating Officer, is joining the Integration Leadership Team and will assume overall responsibility for coordinating Hewitt’s integration activities.

Rob Schriesheim, Hewitt’s CFO; Steven Kyono, Hewitt’s General Counsel; and Jay Rising, Hewitt’s President of Benefits Outsourcing, plan to leave the firm upon the successful completion of the transaction. Each has played a unique role in Hewitt’s impressive history and Russ and I are both extremely grateful for all they have done to get us to this historic place.

What’s Next?

We are making significant progress on the integration. The integration teams we announced recently are working hard to develop detailed plans that will make the transition easier for all of us. We have now cleared SEC and U.S. Hart-Scott-Rodino antitrust processes on the transaction and are working closely with the authorities in Canada and Europe as they complete their reviews. The shareholder vote for both companies is set for September 20. We are still working towards our November close date, but plan to be fully prepared if it is possible to close sooner.

Now that Russ has named his direct reports, these leaders will identify the go-forward organization structure for each part of the business. This will be followed by a thoughtful selection process to name the next level of leadership across the organization. We expect to name the Aon Hewitt Executive Council and the global leadership teams for each of the three businesses in early September.

Until closing, we urge you to continue to focus on your clients and their people—delivering the same level of innovation, client service, and client satisfaction that have proven over time to be central to both firms’ success. Thank you all for your continued commitment to your clients and to your fellow team members.

Best,

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports

to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon. The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.